Exhibit (a)(i)

“América Móvil received authorization from the Mexican

securities regulator to commence its tender offer for 40% of Telmex”

Mexico City, Mexico, October 10, 2011 — América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced today that it has received authorization from the Mexican securities regulator Comisión Nacional Bancaria y de Valores (“CNBV”), to commence its previously announced tender offer for the shares of Teléfonos de México, S.A.B. de C.V. (“Telmex”), that it does not already own directly or indirectly. AMX expects to file definitive offer documentation with the CNBV later today and to file a Schedule TO with the U.S. Securities and Exchange Commission on Tuesday, October 11, 2011. The tender offer is expected to commence on October 11, 2011 and to expire on November 11, 2011, unless extended.

About AMX

AMX is the leading provider of wireless services in Latin America. As of June 30, 2011, it had 236 million wireless subscribers and 54 million fixed revenue generating units in the Americas.

Neither AMX nor any of its affiliates has commenced the tender offer to which this communication relates. In connection with the proposed transaction, AMX will file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO. Investors and security holders are urged to carefully read the Tender Offer Statement and its exhibits and the other related tender offer materials, as they may be amended from time to time, before making any decision with respect to the offer, because they will contain important information. Shareholders of Telmex may obtain a free copy of the Tender Offer Statement and its exhibits (when available) and other related documents filed by AMX with the SEC at the SEC’s website at www.sec.gov.

The offer will not be made or directed to holders of Telmex common shares in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction, and tenders of Telmex shares will not be accepted from or on behalf of holders in any such jurisdiction. However, AMX may, in its sole discretion, take such action as it may deem necessary to extend the offer in any such jurisdiction.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.